Filed by Dynegy Inc.

Commission File No. 001-33443

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynegy Inc.

Commission File No. 001-33443

The following is a transcript of a joint conference call held by Dynegy Inc. and Vistra Energy Corp. regarding the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy Corp. and Dynegy Inc.

C O R P O R A T E   P A R T I C I P A N T S

Molly Sorg, Vice President, Investor Relations, Vistra Energy Corp.

Curtis Morgan, President and Chief Executive Officer, Vistra Energy Corp.

Robert Flexon, President and Chief Executive Officer, Dynegy Inc.

J. William Holden, Executive Vice President and Chief Financial Officer, Vistra Energy Corp.

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Shahriar Pourreza, Guggenheim Securities

Greg Gordon, Evercore ISI

Neel Mehtra, Tudor Pickering Holt & Company

Julien Dumoulin-Smith, Bank of America Merrill Lynch

P R E S E N T A T I O N

Operator:

Good morning. My name is Casey and I will be your conference operator today. At this time I would like to welcome everyone to the Vistra Energy and Dynegy Investor Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, please press the pound key.

Thank you. Molly Sorg, Vice President, Investor Relations at Vistra Energy, you may begin your conference.

Molly Sorg:

Thank you, Casey, and good morning everyone. Welcome to the joint Vistra Energy and Dynegy Investor conference call. This morning’s call is being broadcast live over the phone and via webcast from the Investor Relations section of both the Vistra Energy website at www.vistraenergy.com, and from the

Dynegy website at www.dynegy.com. Also available on our companies’ websites are a copy of today’s transaction announcement presentation, a pro forma entity fact sheet, and the related press release.

Joining me for today’s call are Curt Morgan, Vista Energy’s President and Chief Executive Officer; Bob Flexon, Dynegy’s President and Chief Executive Officer; Bill Holden, Vistra Energy’s Executive Vice President and Chief Financial Officer; Clint Freeland, Dynegy’s Executive Vice President and Chief Financial Officer; and Jim Burke, Vista Energy’s Executive Vice President and Chief Operating Officer.

Before we begin our presentation, we encourage all listeners to review the Safe Harbor statements included on Slides 3 and 4, which explain the risks of forward-looking statements and the use of non-GAAP financial measures. Today’s discussion will contain forward-looking statements which are based on assumptions we believe could be reasonable as of today’s date. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected or implied. Further, our discussions on this call will include certain non-GAAP financial measures. For such measures, reconciliations to the most directly comparable GAAP measures are in the Appendix to today’s presentation.

I will now turn the call over to Curt Morgan to lead our discussion.

Curtis Morgan:

Thank you, Molly, and good morning to everyone on the call. We are glad to have you with us this morning. Today marks an exciting day of for both Vista Energy and Dynegy as we announced the long awaited execution of the Definitive Agreement to merge our companies. For today’s call I will briefly describe the highlights of our merger announcement this morning, and Bob Flexon will join me in detailing the merits of the transaction to our respective Shareholders. I will then turn the call over to Bill Holden to cover about pertinent financial details.

Let’s get started turning now to Slide 6 of the transaction presentation. Slide 6 sets forth the numerous benefits Bob and I, and our respective Board of Directors, saw in this unique business combination. Joining Vistra Energy’s highly valuable integrated ERCOT platform and leading retail brand with Dynegy’s diverse generation fleet led by its young and efficient CCGT assets and leading retail businesses in Illinois and Ohio will create the leading integrated power company in the United States.

Following the combination, the pro forma entity will have a diverse generation fleet in ERCOT and the premier CCGT fleet of PJM and ISO-New England, creating a platform for Vistra Energy to expand its industry-leading retail capabilities in the Midwest and Northeast, starting from Dynegy’s existing retail positions in Illinois, Ohio, Pennsylvania and Massachusetts.

The combination of our generation portfolios and retail load is also expected to create an entity with unmatched cost metrics in the industry. We are currently projecting the pro forma entity will have a wholesale cost as low as $9.00 per megawatt hour and retail costs as low as $45 per residential customers equivalents, highlighting the significant economies of scale expected to be achieved in this transaction.

Not only will the pro forma entity have a leading integrated platform, it is also projected to have an improved risk profile, a strong balance sheet, and attractive liquidity. For Vistra, the combination with Dynegy provides earnings, geographic, fuel, and market diversification. The diversification reduces exposure to weather and market risk, provides access to capacity payments, and significantly moves our generation to newer efficient natural gas generation, all of which should create a more stable earnings profile and offer some downside earnings protection, especially when combined with our retail operations.

For Dynegy, the combination enhances its exposure to the integrated retail operations in ERCOT and offers an instant de-levering opportunity as the combined entity is projected to have net debt to EBITDA of approximately 3.2 times at year-end 2018 with net debt to EBITDA estimated to decline to approximately 2.6 times by the end of 2019 and then to 2.4 times by year-end 2020.

The pro forma entity is also projected to maintain a strong balance sheet and liquidity profile. We expect to have approximately $3.9 billion of liquidity as of April 30, 2018, and estimate we will generate more than $5 billion in excess cash through 2022 that can be allocated to our balance sheet improvements, growth opportunities, in particular in retail, and other capital allocation opportunities such as share repurchases, if warranted. As an initial priority, we are focused on reaching our long-term leverage target of 3 times gross debt to EBITDA and expect to achieve that by year-end 2019. As we have mentioned in the past, we believe this is an appropriate long-term target that eliminates business cycle and commodity risk and allows us to be opportunistic from a growth perspective.

Perhaps most important, however, is the nearly $4 billion in incremental equity value that Vistra Energy and Dynegy management teams expect this transaction to create through an estimated $350 million in recurring EBITDA enhancements, $65 million in additional after-tax recurring free cash flow benefits which include interest savings from balance sheet improvements we expect to execute immediately upon completion of the merger, and another $500 to $600 million of present value derived from the utilization of more than $2 billion in tax attributes. Given the unique opportunity to create an enterprise with such an attractive asset mix and quality while also creating what we believe will be material equity value for our shareholders, each of the Vista Energy and Dynegy management teams and their respective Board of Directors support this transaction.

As I previously mentioned, Vistra would consider a large-scale M&A deal outside of ERCOT if it was all stock, if there were substantial value levers, quality assets in PJM and ISO-New England, and also a large natural gas fleet to move us more to a gassier portfolio and preserve the balance sheet flexibility. In short, this deal does that.

I’m going to now turn to Page 7 of the presentation. Vistra Energy’s acquisition of Dynegy will create an integrated power company with a leading position in ERCOT, PJM and ISO-New England. The combined enterprise will own approximately 40 giga-watts of installed capacity and will serve approximately 2.9 million retail customers. The Company’s retail load is projected to be more than 40% of its generation, which should result in a combined business that will be able to capitalize on the collateral and transaction efficiencies inherent in its integrated operations with an opportunity to expand our retail business further.

From an earnings power perspective, these integrated operations are projected to generate approximately $3 billion in Adjusted EBITDA and more than $1.5 billion in adjusted free cash flow in 2018. Moreover, Vistra Energy believes its balance sheet will remain strong following the transaction.

As I outlined a moment ago, maintaining the strength of our balance sheet has been a critical success factor for Vistra Energy since we emerged from bankruptcy. We have also always said that the balance sheet is vital in the business given the industry’s exposure to cyclical commodity prices. With Vistra’s already under-levered balance sheet that exists today, through this combination with Dynegy, we were able to deploy capital and grow our business in the low period of the market cycle, which is exactly what we want to do and when you should transact in our to create meaningful value for your shareholders.

Let’s get to the terms of this transaction. I’m going to move now to Page 8 of the presentation. Pursuant to the merger agreement executed last night, Dynegy will merge with and into Vistra Energy in an all-stock transaction. Dynegy shareholders will receive 0.652 shares of Vistra Energy’s stock in exchange for each Dynasty share. Following the merger, existing Vistra Energy shareholders will own 79% of the combined enterprise while existing Dynegy shareholders will own 21%. The transaction will be structured as a tax-free reorganization and will not trigger the change in control provisions in either entities’ credit or bond documents, nor Vistra’s tax receivable agreement.

I will lead the combined company as President and Chief Executive Officer, and joining me on the leadership team are Bill Holden as Executive Vice President and Chief Financial Officer, and Jim Burke, Executive Vice President and Chief Operating Officer, who are on this call today. My entire leadership team will be announced in the next couple of weeks. The combined company will be governed by a reconstituted Board consisting of eight members from the existing Vistra Energy board and three board members from the existing Dynegy board. I am pleased that the Dynegy board and Bob reached an agreement to extend Bob’s contract for an additional year to ensure continuity of leadership and what we expect to be a seamless transition.

The merged entity will operate from a corporate headquarters in Irving, Texas, just outside of Dallas, and will maintain retail offices in Houston, Texas; Cincinnati, Ohio; and Collinsville, Illinois.

And I would be remiss if I didn’t now give a shout out to the Houston Astros and ask them to close this out in Game 6.

Netting the receipt of all necessary regulatory and shareholder approvals, we are currently estimating the transaction to close as early as the second quarter of 2018. Specifically, the proposed merger will be subject to review by the Federal Trade Commission or the Department of Justice for antitrust clearance under the Hart-Scott-Rodino Act, review by the Federal Energy Regulatory Commission for a market power assessment, review by the Public Utility Commission of Texas for evaluation of combined entities generation market share, review by the New York Public Service Commission for approval related to Dynegy’s independent power plants, and review by the Federal Communications Commission.

As you know, regulatory approvals and timelines are difficult to predict with certainty; however, based on our internal reviews and estimates, and creditors (phon) on both sides of Dynegy and Vistra Energy, we believe the necessary regulatory approvals will take approximately six months to complete, which is why we are currently estimating that the transaction could close as early as the second quarter of 2018, assuming shareholder approval is also received in that same timeframe.

I’m now going to move to Slide 9. As we think about shareholder approval, Slide 9 does a nice job of setting forth some of the high-level benefits of this proposed merger to the Vistra Energy and Dynegy shareholders. Bob and I would like to take a few minutes now to highlight those benefits.

As I mentioned previously, a combination with Dynegy offers Vistra shareholders diversification, reduced risk to natural gas commodity prices, and improved cash flow stability via exposure to capacity markets. Capacity market exposure should provide downside protection in the three years of forward cash flow visibility, which would complement the relative stability of Vistra’s existing integrated earnings profile. In addition, Dynegy’s relatively young, efficient, and flexible combined cycle gas fleets will provide a platform for multiregional retail and renewables growth for the combined entity.

In my opinion, Dynegy’s gas fleet is really second-to-none and in particular in PJM and ISO-New England—and frankly, I think I know a little bit about that; I previously owned a number of Dynegy’s assets when I was running EquiPower—the CCGT fleet in particular are low-heat rate efficient, flexible, and relatively young fleet, and have really exceptional leadership at those power plants. In my view, the Dynegy assets are very valuable assets in their markets.

Dynegy has done a great job of acquiring efficient and flexible gas-fueled assets in the attracted competitive generation markets of ERCOT, PJM and ISO-New England. The scale and quantity of the Dynegy generation portfolio will be a great addition to Vistra Energy’s ERCOT-only operations. Importantly, our shareholders should also benefit from the improved trading liquidity we expect for the combined entity shares.

I now want to turn the conversation over to Bob Flexon to say a few words about the transaction from the Dynegy shareholder perspective.

Robert Flexon:

Great. Thank you, Curt. We are truly excited to be having this call with you today in the wake of this morning’s announcement. Over the past several years, Dynegy has transformed its business through four large acquisitions, expanding its presence in the most attractive competitive markets, and building a complementary retail business to drive additional margins, manage risks, and provide an alternative route to market for our wholesale generation fleet.

We’ve maintained an unwavering focus on our cost structure, creating value for our shareholders through the realization of more than $370 million of cost synergies from strategic initiatives and more than $1 billion of EBITDA and cash benefits through our Pride program. The transaction being announced today represents the next significant set in creating value for our shareholders. Not only does this transaction provide Dynegy shareholders with what we believe to be an attractive premium upfront, but through the all-stock nature of the transaction, Dynegy shareholders will benefit pro rata in the projected synergy value while maintaining the potential for further upside in the event of future commodity price improvements, incremental operating efficiencies, or any other value creation opportunity that becomes available through the combined company in the future.

The value expected to be created for Dynegy shareholders through this transaction is significant, but it’s even more attractive in light of the anticipated meaningful improvement in the company’s risk profile through the immediate reduction in overall leverage, more balanced business mix, and greater market diversification. When evaluated on risk-adjusted basis, we believe this combination provides Dynegy shareholders with an incredibly compelling opportunity.

As Curt previously highlighted, the combination of Vistra Energy and Dynegy is expected to create a highly diversified, integrated power company. Some of these diversification benefits are depicted on Slide 10 and 11 where you can see that the pro forma company has considerable fuel and market diversification, particularly when compared to either Vistra or Dynegy on a standalone basis. Specifically, the combined entity will derive more than 60% of its generating capacity from gas-fueled assets. Benefit from primary exposure to key competitive U.S. power markets with 84% of its generating capacity located in ERCOT, PJM, and ISO-New England, and an estimated 90% of its wholesale EBITDA coming from its operations in these markets, and generate almost 50% on its 2018 growth market from capacity revenue and retail operations. We believe this transaction creates an integrated power company, the likes of which has never been seen in this industry, and we’re excited for the future of the combined enterprise.

I will now turn it back over to Curt to dive a little bit deeper into the economics of the proposed transactions.

Curtis Morgan:

Thanks, Bob. I think all those are great points and benefits to the combination that we at Vistra certainly endorse.

I’m on Slide 12 now. Now I’d like to spend some time talking about the most critical piece of the proposed transaction: the projected value levers that we believe could contribute nearly $4 billion of equity value to the combined enterprise. These value levers can be categorized into three primary buckets: EBITDA value levers, free cash flow value levers, and tax synergies. As we describe on Slide 12, we expect the combined company to benefit from approximately $350 million of projected EBITDA value levers that when applying an 8 times EBITDA multiple would create $2.8 billion in value for our shareholders. We further expect the combined company to benefit from an incremental $65 million of after-tax free cash flow value levers as a result of financing and cap ex efficiencies. Applying a 12% free cash flow yield, these value levers are projected to generate another $550 million in equity value for the combined enterprise.

Last, we project the company will benefit from the utilization of $2 billion to $2.5 billion of notional value of Dynegy’s net operating losses that will be retained by the combined enterprise. We estimate the net present value of those projection tax synergies be approximately $500 million to $600 million. In total, these value levers combine to create an estimated $4 million in incremental equity for our shareholders, truly an impressive value creation opportunity.

Moving to Slide 13, we have provided a more detailed view of the EBITDA value levers which are primarily derived from projected cost structure synergies and operational improvement opportunities. Specifically, we estimate the consolidation of Vistra and Dynegy’s operation should generate approximately $225 million in synergy value through the reduction in duplicative overhead supply chain and procurement efficiencies and the elimination of other duplicative services and expenses. The chart on the bottom left quadrant of the slide provides a representative view of the buckets where we expect the savings to originate.

Next, we expect the combined company to generate approximately $125 million in EBITDA uplift as a result of operational improvement opportunities. These operational improvements are derived from similar processes, if not identical, that I have personally led on five separate occasions, including at Vistra, and the results are verifiable and create meaningful recurring value. As I’ve mentioned to many of you in the past, given the nature of these types of improvements, it is important to have tested and specifically identified opportunities available in your fleet before communicating any potential value to market. Through our diligence process and Dynegy’s diligence process in this matter, and through my own personal knowledge of many of the Dynegy assets, we have done exactly that. As a result, we have a high degree of confidence in our ability to capture the value described today. We also believe there could be additional EBITDA enhancements from operational improvements now but we will communicate them only when we have certainty of realizing them.

As we depict on Slide 13, we expect the operational improvement value to come from various heat rate improvement opportunities within the combined fleet, O&M procurement efficiencies driven by process improvements in scale, and operational improvements such as outage reductions, minimum load reductions, and ramp rates increases. We believe these operational improvement opportunities are real, verifiable, and have a clear path to implementation. In fact, we expect the full run rate of the combined projected EBITDA value levers of $350 million to be achieved within 12 months of closing.

Before moving on to the next slide, I want to mention that I also see the opportunity to generate incremental value above and beyond the $350 million of EBITDA value levers we just described, by applying Vistra Energy’s commercial operation capability and strong balance sheet to the larger combined fleet. Because this value opportunity is better explained to the market after it has been realized, we did not include any potential upside from this synergy opportunity in today’s projection, but I believe strongly that these opportunities exist and could end up providing incremental value for our shareholders in the future.

Moving to Slide 14, including the impact of these recurrent projected EBITDA value levers, we estimate the combined company will generate approximate $14 billion in Adjusted EBITDA from 2018 through 2022. As we show on Slide 14, this level of Adjusted EBITDA generation is projected to create approximately $5.5 billion of excess capital for allocation after accounting for anticipated capital expenditures, interest and mandatory debt amortization, and tax obligations. We expect to allocate approximately $3 billion of that capital toward anticipated debt repayment, with the expectation of returning the combined company back to our gross debt to EBITDA target of 3 times by year-end 2019, including consideration of return of capital to shareholders.

If we apply the expected remaining $2.5 billion available capital to our incremental balance sheet improvements, the company’s gross debt to EBITDA would fall to 1.9 times by year-end 2022; more likely, some of that projected $2.5 billion of capital will be allocated toward other growth investments or value accretive opportunities. In total, we expect the pro forma entity to have a long-term free cash flow conversion ratio of 50%, as Bill will explain in more detail on the next slide.

I’ll now turn it over to Bill Holden.

J. William Holden:

Thanks, Curt. Turning now to Slide 16, we’ve provided two charts that depict the estimated earnings and cash flow generating power of the combined enterprise, assuming a January 1, 2018 closing. When combining the independent 2018 projections from each of Vistra Energy’s and Dynegy’s management, with the estimated EBITDA free cash flow and tax value levers that are projected to be achieved in the transaction, we estimate that the combined entity should be able to produce approximately $2.875 billion to $3.125 billion of Adjusted EBITDA in 2018 and approximately $1.415 billion to $1.65 billion of adjusted free cash flow in 2018, excluding any one-time costs to achieve.

In order to appropriately reflect our estimates that the full run rate of projected EBITDA value levers will be achieved within 12 months of closing, the first year Adjusted EBITDA projection includes only half, or $175 million, of the projected EBITDA uplift from these value levels. As for free cash flow, the estimated $315 million of free cash flow improvements included in the adjusted free cash flow chart includes the pretax benefits of the $175 million in 2018 projected EBITDA value levers I just described, the pretax benefits of approximately $115 million in interest savings expected to be realized from anticipated debt reductions at or shortly after closing, as well as incremental interest savings from additional deleveraging that is expected to occur throughout the year. The $20 million in benefits from anticipated cap ex synergies and $5 million in tax savings expected to be realized by the combined company in 2018. As I mentioned previously, the estimated free cash flow improvement of $315 million, excluding the one-time costs to achieve and certain other one-time cash expenditures.

Now turning to Slide 17, based on our current estimates, the pro forma entity is projected to have gross debt to EBITDA of 3.6 times and net debt to EBITDA of 3.2 times at year-end 2018. Those metrics are projected to decline to Vistra’s long-term leverage target of 3 times gross debt to EBITDA by year-end 2019, net debt to EBITDA declined to 2.6 times by year-end 2019, and then to 2.4 times by year-end 2020.

We remain committed to maintaining a strong balance sheet. We believe 3 times gross debt to EBITDA is the right long-term leverage target in this industry given the high degree of commodity price exposure and the necessity to maintain dry powder on the balance sheet in order to be able to transact at opportunistic times in market cycles. Vistra’s combination with Dynegy maintains the strength of our industry-leading balance sheet, and results in substantial pro forma liquidity as we detail in the next slide.

The table on Slide 18 provides the buildup to the pro forma entity’s estimate of liquidity of $3.9 billion as of April 30, 2018. The significant liquidity balance is made up of approximately $1.6 billion cash and cash equivalents and approximately $2.3 billion in expected availability under revolving credit facilities to be retained by the combined entity. The estimated cash balance of $1.6 billion is pro forma for the expected repayment of the remainder of Dynegy’s 2019 debt maturity and the expected retirement of Vista Energy’s funded letter of credit facility. The total sources of liquidity compare favorably with our estimated liquidity requirements of approximately $2.8 billion for the combined entity.

In short, we expect Vistra Energy’s acquisition of Dynegy to result in a combined entity with significant balance sheet strength and liquidity, putting the company in a position to expand on its leading generation and retail platform.

I would now like to turn the conversation back over to Curt for some brief closing remarks.

Curtis Morgan:

Good. Thanks, Bill. I’m on Page 19 just to close out the formal presentation here. As you can see, we are very excited about the opportunity to combine these two strong enterprises to create what we believe to be the leading integrated power company in the U.S. The combined company will have unmatched scale in the key competitive markets of ERCOT, PJM, and ISO-New England, translating to what we believe will be the lowest cost company in the sector, benefiting from significant economies of scale and best-in-class power plant operations. Moreover, the combination will create the industry-leading retail electric provider with a significant presence in key competitive markets and will provide a platform for further retail and renewable growth. The diversification of the combined enterprise is expected to create an improved risk profile for the  business with enhanced cash flow visibility. In fact, nearly 50% of the entity’s projected 2018 gross margin is expected to come from retail and capacity revenues, which should provide greater stability of earnings as compared to companies with greater overall exposure to energy markets.

More than 60% of the combined entity’s capacity will come from gas-fueled assets, led by Dynegy’s premier and efficient CCGT fleet in PJM and ISO-New England. Not only do we believe the combined enterprise will have an attractive operating profile, we also expect Vistra Energy’s current balance sheet strength and discipline to be maintained. Vistra would not be entering into this transaction if that was not the case. We believe this strong balance sheet will be supplemented by the more than $5 billion in excess capital projected to be available for allocation by the combined enterprise through 2022.

This projected capital available for allocation has potential to create incremental value for shareholders in the future through further balance sheet improvement or through the pursuit of growth opportunities evaluated through Vistra’s disciplined investment lens. Any such incremental value would be in addition to the nearly $4 billion in equity value that we project will be created by this transaction through the various tax, EBITDA, and free cash flow synergies, and operational improvements I described in detail on this call.

This opportunity for value creation is truly impressive and a rare occurrence. We are excited about the future of these businesses and about the ability to deliver enhanced value to shareholders of both companies on a long-term, sustainable basis.

With that, Operator, we are now ready to open the lines for questions.

Operator:

Certainly. As a reminder, if you would like to ask a question at this time, please press star, followed by the number one on your telephone keypad. Again, that’s star, then one if you would like to ask a question.

Your first question comes from the line of Shahriar Pourreza. Caller, please state your company. Your line is open.

Shahriar Pourreza:

Hey, Curt and Bob. It’s Shar from Guggenheim. How are you?

Curtis Morgan:

Good, Shar.

Shahriar Pourreza:

Just two questions here. On the balance sheet, you guys are going to merge with a very strong balance sheet; some would argue maybe a little bit underutilized. Can you just remind us exactly what you’re assuming on the Dynegy maturities on that projected net debt to EBITDA balance and whether those assumptions include any small bolt-on retail acquisitions.

J. William Holden:

They don’t. They don’t include any small retail acquisitions. We do assume and plan to repay the $850 million of the Dynegy 2019 at or shortly after closing. Then as we move through 2018 and beyond, we’re planning on further debt reduction to get the gross debt to EBITDA down to three times.

In terms of which debt securities we’ll target, I think we’ll want to look at that along the way and optimize, taking into account maturity schedules, the coupons and the call provisions of the different notes. I think that we are mindful of the large maturity in 2022. We will obviously continue debt reduction after close.

Curtis Morgan:

Shar, I would add to that that the $55 million in after-tax free cash flow number is really line of sight near-term value. We think that there’s obviously, as we go through time and we optimize our balance sheet, we think there’s more value to come from that type of activity and we’ll be working hard to do that, but we’ve really just outlined just really near-term line of sight value creation around the balance sheet but we think there’s more.

Shahriar Pourreza:

Okay, that’s helpful. Then just, it wasn’t touched on in the prepared remarks, but sort of how you’re thinking about any potential market power issues in Texas, or was sort of the announcements of Monticello, Big Brown and Sandow, was that enough to alleviate any market power issues with the combination, or is there some additional things you’re looking at?

Curtis Morgan:

That’s a very good question. We will need to do some modest mitigation, roughly around 900 megawatts in ERCOT. We’ve got two paths, Shar, that we can go down. We will be ticking off a divestiture process that we’ve already started and we’ll be going out into the market, but there’s also another avenue that I won’t get into too much detail on, not here, but there’s another avenue where we wouldn’t have to do any divestitures at all. But you guys will see that in the marketplace. We believe that we can execute that within this six-month period that we were talking about getting approvals, and we will have a mitigation plan in place when we file with PUC for approval. You guys probably know this. It’s pretty much a bright line test in ERCOT. You got to have 20%—as you know, 20% or less of market share on the generation side. We know that. We know what we need to get to and we’ve got activities to make that happen.

Shahriar Pourreza:

Okay, got it. That’s helpful. Then, Curt, just with my firm being part owner of the Dodgers, I’m going to have to respectfully disagree with your remark. I’ll hop back in the queue. Thanks.

Curtis Morgan:

All right, Shar. Thanks.

Operator:

Your next question comes from the line of Greg Gordon. Caller please state your company. Your line is open.

Greg Gordon:

Thanks. It’s Greg Gordon from Evercore ISI. Good morning, guys.

Curtis Morgan:

Hey, Greg.

Greg Gordon:

When I’m looking at the slides in the Appendix where you give your standalone ‘18 EBITDA and free cash flow numbers, you have a footnote that says, “Amounts do not reflect expected benefits from cost improvement initiatives or merger synergies.” Curt, you have your OPI program that you were working on independent of this transaction, and Bob, you had an outside consultant come in to look at your cost structure which you were working on independent of this transaction. I know it’s semantics but should I assume that those numbers sort of are rolled into total synergy uptake, or are they partially in your EBITDA projection standalone and partially in synergy uptake? And Curt, I know you don’t want to go there because, you know, put the cart before the horse, but what quantum of potential additional synergies are sort of the 2.0 or 3.0 part of this process that you said you don’t want to give us any promises on because you haven’t sort of firmly circled them yet? What is the potential quantum? Is it another $300 million over a period of years? Is it a much lower amount?

Curtis Morgan:

All right, well I’ll just answer that last part. I’m just not—Greg, at this point I think it’s better that we communicate that, as I said, when we have a better line of sight toward it, so I won’t be giving a number on that. I mean that’s probably not satisfactory but that’s the way it is.

What’s in our numbers, just to be clear, in our numbers there’s $50 million related to—and we should say this because it’s the exact same firm, it’s Mackenzie that is working with us and it’s the exact—pretty much the same process. We were about a year ahead of where Dynegy is on that process and we have $50 million. Now, I will say we added a little bit because part of that, if you guys remember in our last earnings call, some of that was around Sandow, but we announced the $50 million on a run rate basis, but obviously we’re shutting down Sandow so we had to give up a little bit of that, but we’ve also added some from the additional plants that we were completing through what we call the OP process. We’re roughly on that same $50 million run rate that we actually announced.

What this 125 is, it’s the combined fleet together, including what, Bob, you had talked about I think at a relatively high level but you talked about $100 million at one point in time. That process is now just kicking off to actually go get that value. We’ve done a lot of due diligence work with Bob and his team and we’re comfortable calling that number 125, and we have line of sight to get that, so we think there is $125 million operational improvement.

Again, Greg, I’d like to be able to say more because we have estimates, but I think we need to prove this up a little bit, but I think you should expect within the next six months that we’ll have a better sense of what else is out there around this and we will come back out, maybe around the closing time period, and give you guys a better visibility into the remainder. I can only tell you after doing this five times and looking at the assessment that I think there is more, but I just think that we need to prudent about it and do the work and then we’ll communicate.

Bob, do you want to add anything?

Robert Flexon:

Just to reiterate that the number that we have for guidance was the 135 to the 155 excludes the numbers that Curt quoted, and as he mentioned, we’ve talked about $100 million that we feel that we can get through this analysis that’s been done. We’re at Stage 1 of implementation, and I would also add that this transaction gives us the ability now to just solely really focus on achieving these benefits that we see that are out there.

Greg Gordon:

Great. One more question and then I’ll cede the field. What do you think the opportunity is in PJM—clearly wouldn’t be in your ‘18 guidance—from the potential for PJM to be allowed by FERC to reform its market energy price formation? I know we have no idea how this is going to end up or if this is going to even happen, but if the FERC were to theoretically wave PJM through and allow them to put in place the price reform initiatives they outlined in their white paper this past summer, would there be an incremental benefit to the fleet and could you give us a range of potential benefits?

Curtis Morgan:

Bob, you’ve been—I have my own views and I think we’re pretty consistent on this, but Bob has been obviously very close to this and been meeting. I think, Bob, you met with FERC and you’ve also obviously met with the PJM folks, but you might want to share your view.

Robert Flexon:

Greg, we’ve been obviously following this closely. Our guidance numbers, as you just stated, do not include any benefit of this. We’ve done our own analysis of what the impact for allowing Flett cap (phon) start using specific prices while using flexible units setting the price and when we did the analysis of the inflexible units, our team looked at any time the price is below say a coal plant marginal cost and did some high level math around that, and we view that there is upside in both Con Ed and PJM West and the numbers that we analyzed. We felt it could be—I’ll give you a wide range—anywhere from 1 to 4—we actually zeroed in in a little bit more detail, but we generate about 45 million megawatt hours a year so to the extent that you get any uplift in the range of those numbers, it could be quite substantial benefit if we could straighten out the way the price formation occurs in PJM.

Greg Gordon:

It would be slightly less than linear for you given that even though you do have some coal plants here, your gas plants cycle, right? So, $1 to $4 at probably a slightly less than 1-to-1 take on that, is that a fair summary?

Robert Flexon:

It’s different by market. Certainly around the Ohio gas assets that’s one thing, but around say the coal plants in Con Ed and even the gas plants in Con Ed where you’ve got a lot of wind coming in from the west, you’re going to get the benefit.

Greg Gordon:

Fantastic. Thank you, guys. Congratulations.

Curtis Morgan:

If I could add just one thing to this, this is from our vantage point and we haven’t been as close to this as Bob has. The numbers that we had come up with independently are very similar to Bob’s. We also introduced in ERCOT a similar price formation alternative to the Calpine/NRG white paper that is now being considered, and just so you know the district introduced that. The other thing that I would say about this is that with the DoE action taken, I do think that there is some pressure from PJM and ISOs in New England and others to come forward with something around price formation because that was very prominent in the DoE. I don’t think DoE will implement it obviously the way that it was put in, but I think there’s some pressure to do that.

More importantly, I think that there’s going to be—I think that FERC will be inclined to act on whatever the ISOs in bring forward. You hate to handicap things (inaudible) but it sure seems like there’s a good chance—a better chance than not—that if there is something put forward, which I expect there will be around price formation that it will ultimately be approved by FERC.

Greg Gordon:

Great. I will add one last quick question. The cumulative EBITDA that you laid out through 2021 or 2022, does not include any uplift from that, correct?

Curtis Morgan:

That’s correct. It does not.

Greg Gordon:

Okay. Thank you. Bye-bye.

Curtis Morgan:

Okay, thanks.

Operator:

Your next question comes from the line of Neel Mehtra. Please state your company. Your line is open.

Neel Mehtra:

Hi. It’s Neel Mehtra from Tudor Pickering. Congratulations on the deal. Just wanted to follow up on Greg’s question. So, the $125 million of potential cost cutting on the Dynegy side, that’s not included in the Dynegy EBITDA but it is included in the $350 million in synergies, is that correct?

Curtis Morgan:

That’s correct.

Neel Mehtra:

Okay, great. Second question, Curt, your outlook on PJM, I think previously you’ve noted that there’s a vast oversupply there. Do you think you’re merging at the right time? That PJM has hit the bottom? What’s your outlook for CCGT margins, especially in the western side of the RTO at this point?

Curtis Morgan:

You guys know that that was—and frankly, for our Board that was one of the big considerations is, you know, and I don’t have a crystal ball. We can only just all try to assess things, but, you know, what’s going to go on with PJM, what I would say is, is that when we looked at the evaluation of Dynegy and we modeled it, we basically looked at essentially a flat capacity curve based on the last auction, and really no meaningful improvement in energy margins. So, I would call it sort of a status quo type look at things, so we don’t have any uplift from any of this activity that could happen with PJM and FERC.

In terms of just what happens, the one thing that’s interesting about PJM, it takes a substantial amount of net megawatts, meaning net between new adds and retirement, to actually move the capacity curve. It’s such a flat curve, it takes I think on a net basis about 6,000 megawatts of additional. I don’t think 6,000 megawatts on a net basis is going to come into this market so that’s why we are looking at capacity being relatively flat. I believe our estimate when you take capacity prices at current prices and you take energy is below $10 a KW a month, and we believe it takes, with cost to build new combined cycles, even with gas advantage, which is actually, by the way, going to dissipate as new pipe gets put in, it takes over $15 a KW a month.

So, all I can tell you, Neel, is that I don’t know why anybody would put equity into something like that, and you would think that the market would discipline itself. We did put some additional new build in because for some reason people are still investing in these markets, but I think this last clear put a chilling effect. What I’ve also heard empirically is that people are pulling deals, that there’s not anything really in the queue to push the shovel ready. Also capital going into PJM projects is beginning to dry up. I’ve heard that from a number of people.

I think the market there is beginning to discipline itself. We did not do anything when we looked at the value, and I think Bob probably looked at the world the same way. We did not put in a hope and a dream. We looked at status quo and said that’s what we’re going to have to run our business on, and, frankly, that’s what we’re expecting. I do think there’s opportunity here and we’ll just have to see how it goes.

Neel Mehtra:

Great. Then if I could ask one last question. You’re getting roughly 4 gigawatts in Texas, I think, as Shar mentioned, a lot of that is CCGTs and, as you know, in Texas, you have a very kind of homogenous stack of CCGTs where if you have a slightly higher heat rate, you can be out of the money, which seems to be the case for Dynegy a lot of the time. How do you look at maybe enhancing the value of the Dynegy CCGT fleet in Texas and are there any potential synergies you can see there between those assets and your retail division that you have right now?

Curtis Morgan:

Yes. Look, in fairness here, the (inaudible) deal just closed and Bob’s team just got these assets. They’re part of the OP exercise. My observation around this is a couple of things. One, I think we can ultimately get better cost of gas. I think we just believe that over time we can get our gas contracts down some. Secondly, I would argue that the GT24s—I have experience with those in up in New England. The heat rates on those down here in Texas—and I know, Bob, you’ve implemented it a lot. Bob has implemented a lot of these new packages from GE on the 7FAs. But I think it’s right for GT24 to take a hard look at any upgrades. But more importantly, there’s something there that I think in our OPI process that we can go after on the GT24s, just Milford is volunteered to about a 7.0 heat rate up in Connecticut, and then what we’re seeing down in Texas is around 7.4, and so we see opportunity to improve those.

I think if you can improve the gas contracts and you can get the heat rates down, we expect those to have similar, maybe a little bit lower but similar capacity factors to what we have on (inaudible) reporting, so we’re going to go after that immediately, and I believe we’ll be able to basically improve the capacity of factors of those assets.

By the way, our projections, even without assuming that, we still believe that we can—there’s some bidding and some offer. We believe there’s some offer methodologies that we may do a little bit differently than Dynegy, and we also think that was the best part of it as well. So we think there’s three levers here to pull and all will increase capacity factors and profitability from those plants.

Neel Mehtra:

Great. Thank you very much and congratulations again.

Curtis Morgan:

All right, Neel. Thanks.

Operator:

Your next question comes from Julien Dumoulin-Smith. Your line is open. Please state your company.

Julien Dumoulin-Smith:

Hey, good morning and congratulations.

Curtis Morgan:

Hey, Julien.

Julien Dumoulin-Smith:

Hey. A couple of quick housekeeping type items. I just wanted to be very clear about this. When do you expect to be a cash taxpayer? I wanted to follow up on the NOL comment quickly.

J. William Holden:

Yes. I think as we look at it, we’re expecting to be a cash taxpayer really probably starting in that maybe ‘18 or ‘19 timeframe. The benefit of the NOL, I’ll just note a couple of things. It comes from the combinations of either reducing federal income tax paid or deferring the payment of TRE payments under the TRE agreement that we have at Vistra. The combination of those two things we’ve expect to resolve in the NPV benefit of $500 million to $600 million.

Julien Dumoulin-Smith:

Got it. All right. Excellent. Then just in terms of synergies, can you perhaps just give a little bit more detail on the timeline to get to those synergies as you see the breaking up the operational, the core synergies, and the FCF benefits? Just, should you be sticking by run rate 2019 you’re getting all of those, or is this spread somewhat into 2020 as well to really see the full uplift here (cross talking)?

Curtis Morgan:

The full $350 million we expect on a run rate basis to have in the first half of 2019. Now, I think—and this is the total we call those value levers, but that includes both the operational performance improvement, as well as the synergy number of $225 million, that’s for the full run rate of $350 million by the end of the first half of ‘19. We said, I think, we think within 12 months of basically closing, so depending on—I think that’s a better way to say, but we think it’ll be sometime in 12 months after we close the deal.

Then I would also say that synergy side, the SG&A cost savings and all that, that will be a little more front-end loaded as you might guess, and so the timing of that is you tend to get a big chunk of that in the first six months and then there’s some that will come in a little bit later because you’ve got to transition IT systems, you’ve got to transition accounting functions because you’ve got to make sure that obviously you have good accounting and can follow your statements. That generally takes a little bit longer, but for the most part, you’ll probably get 80% or so in that first six months on the synergy side and then (inaudible) will come in. But all the synergies and the operational performance improvement will come and be our run rate basis within 12 months.

Julien Dumoulin-Smith:

Got it. All right. Just to be very clear about this, it sounds like there could still be a small step up in 2020 given the timeline for 12 months to really see all the benefits.

Curtis Morgan:

Yes. That’s correct.

Julien Dumoulin-Smith:

Okay. Excellent. Then, sorry, one more on the synergy benefits. Obviously you’ll be, perhaps, the single largest buyer of PRB in the country now. Are you fully expecting baking into these expectations rail synergies and PRB procurement synergies? I imagine those tend to be lumpy and depend on the timeline of when those contracts reset. Is that part of 2.0 or is that in this bucket?

Curtis Morgan:

No. Well, yes. Well, I wouldn’t even call it 2.0. I’d call it maybe 1.5 or something. We have not done that. We have not baked that in. I think it’s real and we will obviously go after that. We’ll work with the rails. I mean, it’s key to have good relationships with the rails and so I think we’ll be able to come up with a mutually agreeable package to—and we have a lot of overlap in terms of who we use, so I think there’s real opportunity there, but it’s not in our numbers. That probably, we would talk about maybe even sooner just because I think that’s—we’re going to know that pretty quickly. We’ll go after that. I mean, we both go after it anyway, but we’ll go after it as a combined company very quickly.

Julien Dumoulin-Smith:

Is there any big step up of contract re-opens that we should be aware of at least right now that could be a swing factor, any specific years?

Curtis Morgan:

No. No.

Julien Dumoulin-Smith:

Okay. All right. Fair enough. Then just very quickly, lastly, a little bit of a bigger question, more of a Curt question. You talked about sort of capital allocation before using the balance sheet and now we’re sitting here looking at the balance sheet on a pro forma basis kind of below the 3 times debt to EBITDA targets you kind of broadly articulated before. Is that, A), still kind of your target; and, B), not to get too far ahead of things, but how do you think about capital allocation in the future? You’ve obviously just acquired a bunch of merchant generation. Do you think you’ll continue to acquire generation or is this really the future of capital allocation, beyond this deal, principally focused on return to shareholders and retail?

Curtis Morgan:

Yes. That’s a very good question. I think in the first instance we do believe that getting back to our 3 times growth debt to EBITDA is a primary initiative, but I want to also say that you always have to be opportunistic in this business. I would say as it relates to generation acquisition, the way I see that is—

and I think we see it—is in archives, we have a tremendous fleet and we’re going to have close to 20%, so I don’t see a lot of headroom. Now, would we sell something down the road and make headroom for something? I mean, we might do that, but I wouldn’t say that’s going to be a big focus for us.

In ISO- New England, we have a tremendous lead up there and, again, we have a lot of the capacity up there, particularly in the Southeast New England area where I think it’s probably the best place to own assets in ISO-New England. I wouldn’t think that is going to be a big push. Could there be some things in PJM that—because I believe there’s going to be just a ton of assets coming to market. I think there’s a lot of people who want to come to market. We’ll be opportunistic in that regard. I would guess if we did anything conventionally, it would be CCGT and something that we would see as being advantaged, but that’s not going to be a primary.

I think really what we would like to do—we think we just have this tremendous platform to grow our retail business we’ve got a lot of length to do it to construct a product that you need to be able to serve retail customers and other markets. We have a capability to do it. We want to expand what we do through our customer base products and services, and so I think that’ll be a focus. I’ll also tell you that right now we feel like the multiples on some of the retail outside of ERCOT, because the margins are less, are probably a little frothier than we’d like, so we’ll be disciplined. But I wouldn’t be surprised if we would deploy capital in that direction if we saw something that made a lot of sense.

Then, we tend to look at renewables more around if we want to own it and put it on our balance sheet to help our retail business, but we will have and do have an effort just to keep that eye on renewables because we know the market is turning. The technology is turning, it’s advancing, it’s become a more and more competitive in conventional generation, and we know that best because ERCOT is probably the best place in the country to do wind and solar and so we’ve got ourselves in the middle of that mix here in ERCOT. So, that’s how I see it.

Then I will always say this, that we will always keep in our repertoire, if you will, of share repurchases, and you always have to think about that whenever (audio interference) you see the value of your equity currency and whether you think you should support it or not. In terms of a longer-term view on dividends policy, I think that will be more of down the road, but I think we will continue to think about that as well, but I wouldn’t call that sort of a near-term. I think we need to get our debt back where we would like it to be and that’ll be a focus for the near term.

Julien Dumoulin-Smith:

Excellent. Thank you all very much. Best of luck.

Curtis Morgan:

Thank you.

Operator:

Unfortunately, we are out of time. I will now turn the call back over to Curt Morgan for closing remarks.

Curtis Morgan:

By the way, just to mention to folks, we’re going to be out on the road. Bob is gracious enough to come along with us here. We’re going to be out for the next sort of week or week-and-a-half here. I think we’re going to be in New York and Boston and then we’re going down to EEI. Anybody that didn’t get questions, I’m sure Molly can try to fit you in. We’re happy to—or if we can’t do that, we always get to New York from time-to-time, but we also would be happy to do phone calls. We want to make sure we make ourselves available. We think this a great deal. We want to make sure you understand it and it’s important that we spend time with folks so that you do.

Thanks again for taking time to join us today. We appreciate your interest in Vistra Energy and Dynegy and we look forward to continuing the conversation. Have a great day.

Operator:

Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company.  All statements, other than statements of historical facts, are forward-looking statements.  These statements are often, but not always, made through the use of words or phrases such as “may,” “might”, “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

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ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

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Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

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